1875 K Street N.W. Washington, DC 20006-1238

Tel: 202 303 1000 Fax: 202 303 2000

June 9, 2016

VIA EDGAR

Mr. James O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,592

Dear Mr. O’Connor:

This letter responds to your comments, as supplemented by our telephone conversation on May 18, 2016, with respect to post-effective amendment (“PEA”) number 1,592 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares iBoxx $ High Yield ex Oil and Gas Corporate Bond ETF, previously known as iShares iBoxx $ High Yield ex. Energy Corporate Bond ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on May 16, 2016. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: The prospectus describes the Underlying Index as reflecting the performance of “liquid” bonds. Are all or any of the securities in which the Fund will invest registered in the U.S.? If not, please explain how these securities are “liquid”.

Response: The reference in the prospectus to “liquid” bonds has been removed in response to the Staff’s comment. The Trust confirms that the Fund will meet liquidity standards applicable to open-end management investment companies operating as ETFs.

Comment 2: Please provide a brief explanation as to what the Index Provider considers “developed markets” countries.

Response: The Index Provider classifies countries as “developed markets” according to certain quantitative indicators, including gross national income, inflation, the ratio of M2 over M1, and the score of these indicators relative to other countries within the same region. Such indicators are presented to an index committee who makes the final decision about countries to be included. Disclosure has been added to the Fund’s registration statement to clarify how the “developed markets” classification is made.

Comment 3: Please clarify what is meant by “Components of the Underlying Index primarily include financials, industrials, and utilities companies”. For example, is more than 50% of the Underlying Index currently comprised of these sectors?

Response: The Trust has disclosed the Fund’s “top three” sectors based on the percentage of exposure of the sector in the Underlying Index. The “top three” sectors do not necessarily represent more than 50% of the Underlying Index.

Comment 4: Please confirm that each issue of the Underlying Index will be rated by at least one rating agency.

Response: The Trust confirms that each issue will be rated by at least one rating agency, except if a tranche is not rated by a rating agency but its parent does have a rating, the rating of its parent is applied. Disclosure has been added to the Fund’s registration statement to clarify that the rating of a parent may be used in these circumstances.

Comment 5: Please disclose that because the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which Fund shares list and trade is open, there are likely to be deviations between the current pricing of an underlying security and stale security pricing (i.e., the last quote from its closed foreign market), likely resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Response: The Trust respectfully calls the Staff’s attention to “National Closed Market Trading Risk”, which is listed as a principal risk of the Fund and which includes disclosure substantially similar to the language requested above.

Comment 6: Please replace the second sentence of “Authorized Participant Concentration Risk” with the following:

The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”) on an agency basis (i.e., on behalf of other market participants). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is able to step forward to create and redeem in either of these cases, Fund shares may possibly trade at a discount to NAV. The Authorized Participants Concentration Risk may be heightened because international ETFs often require APs to post collateral, which only certain APs are able to do.

Response: “Authorized Participant Concentration Risk” has been modified to include the substance of the language above.

Comment 7: Please confirm whether the Underlying Index is currently concentrated in a particular region or group of countries.

Response: The top countries represented in the Underlying Index as of May 31, 2016 are the United States (80%), Canada (3.7%) and the United Kingdom (3.7%). The countries represented in the Underlying Index and their relative weights may change over time.

Comment 8: Please replace “Non-U.S. Issuers Risk” with more specific risks of investing in the specific regions or countries in which the Fund invests. The prospectus states that the Fund is specifically exposed to “North American Economic Risk”. Please define the term “North American” to clarify whether it is limited to U.S. and Canada and whether U.S. territories are included. In addition, please include corresponding risks of the regions outside of North America in which the Fund will invest.

Response: The Trust respectfully declines to remove “Non-U.S. Issuers Risk” as the Fund has significant aggregate exposure to non-U.S. issuers (20%). The Trust respectfully declines to add risk of additional regions as principal risks for the Fund since the Trust does not consider the Fund’s exposure to any particular individual region to be material. The Trust confirms that “North America” may include U.S. territories.

Comment 9: In the section “Performance Information” of the summary prospectus, if updated performance of the Fund will be available, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Trust confirms that updated performance on the Fund will not be available as the Fund has not yet launched.

Comment 10: Please explain why “BFA expects that the Fund may experience higher tracking error than is typical for similar index exchange-traded funds (“ETFs”).” For example, is it because foreign debt obligations do not have reliable prices, are not priced frequently, may be illiquid, and their markets are shallow? Is there a risk that the arbitrage process will not work efficiently?

Response: The Fund may experience relatively higher tracking error because of low net assets at Fund launch, which may limit the number of issuers the Fund is able to include in its representative sampling approach to index tracking. The Trust believes that relatively higher expected tracking error is not due to liquidity of foreign debt obligations nor any expected inefficiency in the arbitrage process.

Comment 11: We suggest that you consider adding a statement to the back cover of the prospectus that the prospectus and the SAI are available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased or sold. As you note, the prospectus delivery exemption of Section 4(a)(3) of the 1933 Act is not available as a result of Section 24(d) of the Investment Company Act. Please also include the required information about prompt delivery. See Instructions 2 and 3 to Item 1(b) of form N-1A.

Response: The Trust respectfully declines to add the language discussed in Instructions 1 and 2 to Item 1(b), but will consider adding the language in the future. The Trust notes that including this information on the back cover page is not required by Form N-1A, as Instruction 1 to Item 1(b) states that a Fund “may indicate,” if applicable, that the SAI and other information is available from a financial intermediary through which shares of the Fund may be purchased or sold, and Instruction 2 to Item 1(b) states the timing of which the information must be sent to an investor after it has been requested; it does not state that disclosure of that timing is required. The Trust further notes that the SAI contains language noting that the prospectus delivery exemption of Section 4(a)(3) of the Securities Act is not available as a result of Section 24(d) of the Investment Company Act.

Comment 12: Please explain the following statement from the Fund’s prospectus in regards to reverse repurchase agreements:

Generally, the effect of such transactions is that the Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, while in many cases the Fund is able to keep some of the interest income associated with those securities.

Response: This disclosure is intended to the general intended economic effect to the Fund of a reverse repurchase agreement, which is to allow the Fund the economic benefits of holding additional securities for a relatively small charge on the cash being received.

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Dervilla Lannon

Katherine Drury

Michael Gung

Seong Kim